Exhibit A

Press Release
Ceragon Networks Wins $6 Million Globacom Contract for Wireless Backhaul Deployment in Nigeria – March 12, 2012

Ceragon Networks Wins $6 Million Globacom Contract
for Wireless Backhaul Deployment in Nigeria

Deal includes Ceragon’s leading short-haul and long-haul systems as well as site survey, installation, commissioning and project management services

Paramus, New Jersey, March 12, 2012 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced a new $6 million USD contract with Globacom Nigeria (Glo) for Ceragon’s high-capacity wireless backhaul solutions and professional services in Nigeria. Ceragon will manage the end-to-end deployment of its field-proven FibeAir IP-10 and Evolution IP Long-Haul systems throughout Nigeria, expanding upon the original network Ceragon developed for Glo in 2010. Glo is the second largest mobile operator in Nigeria serving approximately 25 million subscribers, and is Africa’s fastest-growing telecommunications company.

As part of the Glo deployment, Ceragon will provide backhaul for Glo’s 2G/3G infrastructure network in Lagos. The network modernization will expand the traffic capacity of Glo’s 3G network, while providing legacy 2G TDM support. Subscribers that have had limited or no mobile access will now be able to connect to the expanded network through the Ceragon wireless backhaul deployment.

“Ceragon has always provided us with the optimum mix of great solutions, superior professional services and fast time to market,” said Mike Jitubo, Executive Director of Special Projects at Globacom. “When selecting a vendor for this expanded network coverage, it was a natural choice for us to continue working closely with Ceragon.  We look forward to an ongoing successful relationship as we continue our network expansion throughout Africa.”

“Our experience and expertise as the #1 wireless specialist teaches us that it’s not just about the radios and antennas but also about lowering our customer’s total cost of ownership (TCO) and facilitating a faster time to new revenue (TTR),” said Ira Palti, President and CEO of Ceragon. “With this approach, Ceragon is able to offer operators more capacity under any given network scenario for any network budget. We’re honored to partner with a leading telecom provider like Globacom to serve the connectivity needs of the Nigerian market.”

Press Release
Ceragon Networks Wins $6 Million Globacom Contract for Wireless Backhaul Deployment in Nigeria – March 12, 2012

About Globacom Limited
Globacom Limited is Africa's fastest growing telecommunications company. Glo is currently the second largest mobile operator in Nigeria serving approximately 25 million subscribers. Owned by the Mike Adenuga Group, Globacom is the market leading mobile service provider in Nigeria. Globacom also operates in the Republic of Benin and has recently acquired licenses to operate in Ghana and the Ivory Coast. It has a reputation as one of the fastest growing mobile service providers in the world. Globacom Limited aims to be recognized as the biggest and best mobile network in Africa.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and LTE/4G voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. Other names mentioned are owned by their respective holders.

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com.